

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

October 25, 2016

Via E-mail
Thomas Stoddard
Chief Financial Officer
Aviva plc
St. Helen's, 1 Undershaft
London EC3P 3DQ, England

   Re: Aviva plc
      Form 20-F for Fiscal Year Ended December 31, 2015
      Filed March 29, 2016
      File No. 1-34486

Dear Mr. Stoddard:

   We refer you to our comment letter dated September 13, 2016, regarding business contacts with Sudan and Syria. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

            Sincerely,

            /s/ Cecilia Blye

            Cecilia Blye, Chief
            Office of Global Security Risk

cc: Suzanne Hayes
   Assistant Director
   Division of Corporation Finance

   David Rogers
   Chief Accounting Officer
   Aviva plc